                                IMPORTANT NOTICE

            This report was prepared exclusively for Kinross Gold Corporation (Kinross) by AMEC E&C Services Limited
            (AMEC). The quality of information, conclusions and estimates contained herein is consistent with the level of effort involved in AMEC's services and based on: i) information available at the time of preparation, ii) data supplied by outside sources and iii) the assumptions, conditions and qualifications set forth in this report. This report is intended to be used by Kinross only, subject to the terms and conditions of its contract with AMEC. Any other use of, or reliance on, this report by any third party is at that party's sole risk.

[LOGO] KINROSS              Techical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE


CONTENTS
--------------------------------------------------------------------------------

1.0   SUMMARY................................................................1-1

2.0   INTRODUCTION AND TERMS OF REFERENCE....................................2-1

3.0   DISCLAIMER.............................................................3-1

4.0   PROPERTY DESCRIPTION AND LOCATION......................................4-1

5.0   ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND
      PHYSIOGRAPHY...........................................................5-1

6.0   HISTORY................................................................6-1

7.0   GEOLOGICAL SETTING.....................................................7-1
      7.1      INTRODUCTION..................................................7-1
      7.2      REGIONAL GEOLOGIC SETTING.....................................7-1
      7.3      LOCAL GEOLOGY.................................................7-2

8.0   DEPOSIT TYPES..........................................................8-1

9.0   MINERALIZATION.........................................................9-1

10.0  EXPLORATION...........................................................10-1

11.0  DRILLING..............................................................11-2
      11.1     COIPA NORTE..................................................11-3
      11.2     BRECHA NORTE.................................................11-3
      11.3     CORE LOGGING PROCEDURES......................................11-3
      11.4     REVERSE CIRCULATION PROCEDURES...............................11-6

12.0  SAMPLING METHOD AND APPROACH..........................................12-1

13.0  SAMPLE PREPARATION, ANALYSES AND SECURITY.............................13-1
      13.1     INTERNAL CHECKS..............................................13-1
      13.2     EXTERNAL CHECKS..............................................13-3

14.0  DATA VERIFICATION.....................................................14-1

15.0  ADJACENT PROPERTIES...................................................15-1

16.0  MINERAL PROCESSING AND METALLURGICAL TESTING..........................16-1
      16.1     PLANT OPERATIONS.............................................16-1
      16.2     METALLURGICAL RECOVERY.......................................16-1
      16.3     OPERATING COSTS..............................................16-1
      16.4     FUTURE PROJECTIONS...........................................16-1

17.0  MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES........................17-1
      17.1     GEOLOGIC MODELS..............................................17-1
      17.2     EXPLORATORY DATA ANALYSIS (EDA)..............................17-2
      17.3     SPECIFIC GRAVITIES...........................................17-4
      17.4     CAPPING......................................................17-4
      17.5     INTERPOLATION PLANS..........................................17-5
      17.6     MODEL VALIDATION.............................................17-5
      17.7     RESOURCE CLASSIFICATION AND SUMMARIES........................17-8
      17.8     MINERAL RESERVE..............................................17-9

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[LOGO] KINROSS              Techical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE


18.0  OTHER RELEVANT DATA AND INFORMATION...................................18-1
      18.1     RECONCILIATION...............................................18-1
      18.2     ULTIMATE PIT WALL CONFIGURATION..............................18-4

19.0  REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT
      PROPERTIES............................................................19-1
      19.1     MINING OPERATIONS............................................19-1
      19.2     PROCESS METAL RECOVERIES.....................................19-2
      19.3     MARKETS......................................................19-2
      19.4     CONTRACTS....................................................19-2
      19.5     ENVIRONMENTAL CONSIDERATIONS.................................19-3
      19.6     TAXES........................................................19-4
      19.7     CAPITAL AND OPERATING COST ESTIMATES.........................19-4
      19.8     ECONOMIC ANALYSIS............................................19-5
      19.9     PAYBACK......................................................19-6
      19.10    MINE LIFE....................................................19-6

20.0  CONCLUSIONS AND RECOMMENDATIONS.......................................20-1

21.0  REFERENCES............................................................21-1


FIGURES
--------------------------------------------------------------------------------

FIGURE 4-1:  LA COIPA LOCATION MAP...........................................4-2
FIGURE 4-2:  LA COIPA MINE LOCATION AND SURROUNDING PROPERTIES...............4-3
FIGURE 4-3:  COIPA NORTE PIT AREA............................................4-4
FIGURE 4-4:  GENERAL ARRANGEMENT - MAIN OFFICE AREA..........................4-5
FIGURE 7-1:  LOCAL GEOLOGY OF THE LA COIPA DISTRICT..........................7-4
FIGURE 8-1:  STAGE 1 - HIGH SULPHIDATION AU/AG MINERALIZATION................8-1
FIGURE 8-2:  STAGE 2 - HYPOGENE MINERALIZATION...............................8-2
FIGURE 8-3:  STAGE 3 - WEATHERING AND SUPERGENE ALTERATION...................8-2
FIGURE 8-4:  STAGE 4 - PRESENT EROSION SURFACE AND RELATIVE POSITIONS OF
             THE DEPOSITS....................................................8-3
FIGURE 11-1:  DRILL HOLE LOCATIONS - COIPA NORTE............................11-4
FIGURE 11-2:  DRILL HOLE LOCATIONS - BRECHA NORTE...........................11-5
FIGURE 13-1:  RESULTS FOR STANDARD 1, 2 AND 3...............................13-2
FIGURE 13-2:  2002 PULP DUPLICATE ANALYSES FOR AG...........................13-3
FIGURE 13-3:  2002 PULP DUPLICATE ANALYSES FOR AU...........................13-3
FIGURE 13-4:  COARSE REJECT DUPLICATE - RELATIVE DIFFERENCE FOR SILVER......13-4
FIGURE 13-5:  COARSE REJECT DUPLICATE - RELATIVE DIFFERENCE FOR GOLD........13-4
FIGURE 13-6:  COARSE REJECT DUPLICATES FOR SILVER, PAIRED DATA - R
              SQUARED 0.9629................................................13-5
FIGURE 13-7:  COARSE REJECT DUPLICATES FOR GOLD - PAIRED DATA - R
              SQUARED 0.9875................................................13-5
FIGURE 13-8:  COARSE REJECT DUPLICATES FOR COPPER, PAIRED DATA - R
              SQUARED 0.9935................................................13-6
FIGURE 17-1:  GRADE-TONNAGE CURVES FOR SILVER - COIPA NORTE.................17-7
FIGURE 17-2:  GRADE-TONNAGE CURVES FOR GOLD - COIPA NORTE...................17-7
FIGURE 18-1:  MONTHLY TONNAGE RECONCILIATION FOR LA COIPA, 2002.............18-2
FIGURE 18-2: MONTHLY RECONCILIATION DATA FOR AG FOR LA COIPA, 2002 (G/T)...18-3 FIGURE 18-3: MONTHLY RECONCILIATION DATA FOR AU FOR LA COIPA, 2002 - (G/T).18-3


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[LOGO] KINROSS              Techical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE


TABLES
--------------------------------------------------------------------------------

TABLE 1-1:  2002 LA COIPA MINERAL RESERVES AND RESOURCES.....................1-3
TABLE 4-1:  PROPERTY LOCATION................................................4-1
TABLE 4-2:  SUMMARY OF MDO'S LAND POSITION...................................4-1
TABLE 11-1:  DRILLING BY ZONE IN THE LA COIPA DISTRICT......................11-2
TABLE 11-2:  REVERSE CIRCULATION DRILLING IN THE LA COIPA DISTRICT (M)......11-2
TABLE 13-1:  LA COIPA ANALYTICAL ANALYSIS ON DRILL CORE.....................13-1
TABLE 14-1:  DRILL HOLES SELECTED FOR DATA VERIFICATION.....................14-1
TABLE 14-2:  ERROR FREQUENCIES IN THE DATABASE..............................14-2
TABLE 15-1:  PROPERTY LOCATION MAP..........................................15-1
TABLE 17-1:  PROJECT LIMITS AND MODEL CELL BLOCK SIZES......................17-1
TABLE 17-2:  GEOLOGY UNIT NAMES AND DESCRIPTIONS FOR BRECHA NORTE...........17-2
TABLE 17-3:  COMPOSITE GRADE STATISTICS FOR COIPA NORTE.....................17-3
TABLE 17-4:  COMPOSITE STATISTICS FOR BRECHA NORTE..........................17-3
TABLE 17-5:  SG VALUES FOR SELECTED SAMPLES AT COIPA NORTE..................17-4
TABLE 17-6:  SILVER AND GOLD MEAN AND STANDARD DEVIATION VALUES
               FROM ORDINARY KRIGING AND NEAREST-NEIGHBOUR ESTIMATES........17-8
TABLE 17-7:  2002 LA COIPA MINERAL RESERVES AND RESOURCES...................17-9
TABLE 18-1:  SUMMARY OF F1, F2 AND F3 FACTORS FOR LA COIPA, 2002............18-2


APPENDICES
--------------------------------------------------------------------------------

Appendix A     Concessions
Appendix B     Dh Collars for Coipa Norte and Brecha Norte
Appendix C     Assay Procedures
Appendix D     Variograms and Correlograms
Appendix E     Reconciliation Data
Appendix F     Site Visit Photographs






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[LOGO] KINROSS              Techical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE


1.0     SUMMARY

        Kinross Gold Corporation (Kinross, or the Company) has asked AMEC E&C Services Limited (AMEC) to provide an independent Qualified Person's Review and Technical Report of the La Coipa mine. Maryse Belanger, P.Geo., who is a member of the Association of Professional Geoscientists of Ontario (APGO) and an employee of AMEC, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Reports"). The work entailed review of pertinent geological, mining and metallurgical data in sufficient detail to prepare the Technical Report, the purpose of which is to independently support the 2002 La Coipa mineral resource and reserve statement.

        The La Coipa mine is located in Region III (Atacama) of northern Chile, approximately 1,000 km north of Santiago and 140 km northweast of the community of Copiapo, Chile. The mine is operated by a Chilean contractual company, Compania Minera de Oro (MDO), a joint venture between a wholly-owned subsidiary of Placer Dome Inc. (Placer Dome) (50%) and the newly formed Kinross Gold Corporation (50%).

        There are three known deposits remaining within the government-approved La Coipa mining area: Coipa Norte and Brecha Norte are currently being mined by open pit methods, and Can-can is planned for exploitation beginning in 2005. MDO is actively exploring in the district.

        Information and data for the review and report were obtained from the La Coipa mine during a site visit by AMEC from 9 to 13 March 2003. Background information for property description, land status, infrastructure, property history, geology and mineralization was obtained from existing company reports, papers and drawings and discussions with MDO personnel at the mine site. Detailed data on resource and reserve matters (database, resource modelling, production reconciliation, mine design, production costs, metallurgical data, process costs and general and administrative costs) were made available and examined during the site visits. Additional information concerning economic factors in support of the mineral reserve designation was obtained through discussions with Kinross senior management in Toronto, Ontario.

        The deposits in the La Coipa district are typical of high-sulphidation epithermal systems produced by volcanism-related hydrothermal activity at shallow depths and low temperatures. The mineralization displays intense zoning and is characterized by an upper zone of secondary Ag enrichment, intermediate levels of Au-Ag in the oxidized zone and primary Au-Cu mineralization in the lower reduced zone.

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[LOGO] KINROSS              Techical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE


        The database for Coipa Norte resources and reserves is defined by 581 holes corresponding to 81,702 m of drilling. Brecha Norte resources and reserves are now defined by 132 holes and 28,427 m of drilling. Samples were assayed for silver, copper and gold. Lab testing also provided values for gold recovery, silver recovery, lime consumption and cyanide consumption.

        An average specific gravity was developed for typical rock types and their associated alteration based on a limited number of measurements.

        The mineral resource and reserve estimates for the two deposits at the La Coipa mine were estimated under the direction of Mauricio Rubio, QP for resources and Juan Ochoa and Andres F. Guaringa, QP's for reserves. The estimates were made from 3-D block models utilizing commercial mine planning software (Vulcan(R)). Industry-accepted modelling procedures were used to create interpolation domains based on mineralized geology and grade estimation based on ordinary kriging and inverse distance weighting. Reasonableness of grade interpolation was reviewed by visual inspection of sections displaying block model grades, drill hole composites and geology. Good agreement was observed. Model checks on smoothing were also performed, and an appropriate amount of internal dilution was found to be included in the mineral reserve.

        Annual reconciliation and comparison of milled production (mill measured grades and tonnage) to the block model (calculated from year-end topography) show differences in tonnages and grades. It is expected that the new block model will provide better estimates for the remainder of the mine life.

        Classification of the mineral resource and reserve at La Coipa is based on a combination of drill data density, economic evaluation and production. The deposits contain an appropriate density of drilling (25 m x 25 m), good understanding of the geology and alteration patterns and well-known economic and metallurgical performance (through mining history).

        The total mineral reserves and resources as of 31 December 2002 are summarized in Table 1-1.

        MDO uses a formula that determines the profit for each block in the resource models. The defined pit limits are based on the economic model, which takes into account all revenues and costs. Reserve calculations are based on prices of US$300/oz for gold and US$4.75/oz for silver. Additional resources within the designed ultimate pit limits are defined at a gold price of US$325/oz and silver price of US$4.75/oz.


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        GOLD CORPORATION    LA COIPA MINE, CHILE


TABLE 1-1:  2002 LA COIPA MINERAL RESERVES AND RESOURCES
--------------------------------------------------------------------------------------------------------
                                                 AU                                     AG
                                   ---------------------------------- ----------------------------------
DESCRIPTION              TONNES      AU GRADE         CONTAINED AU      AG GRADE         CONTAINED AG
                         (000S)       (G/T)               (OZ)            (G/T)              (OZ)
========================================================================================================
ORE RESERVES
Proven                   28,073        1.15            1,036,000           58.3           52,590,000
Probable                  7,531        1.05              254,100           47.4           11,486,000
--------------------------------------------------------------------------------------------------------
TOTAL                    35,605        1.13            1,290,100           56.0           64,076,000
--------------------------------------------------------------------------------------------------------
REMAINING RESOURCE
Measured                    519        0.52                8,600           35.1              586,000
Indicated                   297        0.70                6,700           29.8              284,000
--------------------------------------------------------------------------------------------------------
TOTAL                       816        0.61               15,300           33.1              870,000
--------------------------------------------------------------------------------------------------------
Inferred                   -              -                    -                   -               -
--------------------------------------------------------------------------------------------------------
Notes:  Reserves US$300/oz Au, US$4.75/oz Ag
        Remaining resources (excluding reserves) at US$325/oz Au, US$4.75/oz Ag within ultimate pits

        The long-term production forecast is based on a mill throughput of 6.3 Mt/a of ore and production of approximately 180,000 oz of gold and 6.7 M oz of silver. The current life-of-mine plan is based on mineral reserves only and forecasts that the deposits will be mined out in 2008. Properties surrounding the actual mining area have the potential to contain significant new resources.

        Operating costs have been forecast as a function of previous costs. Details of economic and sensitivity analyses, environmental and geotechnical considerations were reviewed. All were complete and fall within accepted industry standards.

        AMEC concludes that the 31 December 2002 mineral resource and mineral reserve statement for the La Coipa Mine is supported by this independent review.




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[LOGO] KINROSS              Techical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE


2.0     INTRODUCTION AND TERMS OF REFERENCE

        Kinross commissioned AMEC E&C Services Limited (AMEC) to provide an independent Qualified Person's Review and Technical Report of the La Coipa mine. The mine is operated by Compania Minera de Oro (MDO), a joint venture between Placer Dome (50%) and Kinross (50%).

        Maryse Belanger, P.Geo., an employee of AMEC, served as the Qualified Person responsible for the preparation of the Technical Report as defined in National Instrument 43-101, Standards of Disclosure for Mineral Projects, and in compliance with Form 43-101F1 (the "Technical Reports").

        Information and data for the review and report were obtained from La Coipa mine staff during a visit to site by AMEC on 10 to 13 March 2003. Additional information was obtained from MDO's office in Copiapo, Chile, and Kinross' office in Toronto, Ontario.

        The work entailed review of pertinent geological, mining and metallurgical data in sufficient detail to prepare the Technical Report. Maryse Belanger, in addition to supervising the preparation of the Technical Report, conducted and supervised the review of the geological data. Brian Connolly, P. Eng., who reviewed mining issues, and Brian Kennedy, P. Eng., who conducted the review on metallurgical matters, provided qualified person assistance.

        The La Coipa mine area contains a series of deposits. The Coipa Norte and Brecha Norte deposits are currently being mined. The Can-can deposit is forecast to be mined in the future. Reserves at Ladera-Farellon have been exhausted. Other areas, including Esperanza, Maritza and Puren Norte, represent separate, unexploited deposits that are currently being delineated.

        The SI system of measurement is used at the La Coipa mine.





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[LOGO] KINROSS              Technical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE


3.0     DISCLAIMER

        AMEC's review of the La Coipa mine relied on geotechnical work carried out by geotechnical experts from A. Karzuloric & Associates in Santiago, Chile. AMEC used information from this firm under the assumption that it was prepared by Qualified Persons. AMEC relied on the mine staff for all information related to the 2002 mineral resources and mineral reserves. Juan Ochoa, Mauricio Rubio and Andres Guaringa are members of the AusIMM and are therefore Qualified Persons as per National Instrument 43-101.










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[LOGO] KINROSS              Technical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE


4.0     PROPERTY DESCRIPTION AND LOCATION

        The La Coipa mine is located in Region III (Atacama) of northern Chile, approximately 1,000 km north of Santiago and 140 km northeast of the community of Copiapo, Chile (see Figure 4-1).

        There are three known deposits remaining within the government approved La Coipa mining area. These include Coipa Norte and Brecha Norte, currently being mined by open pit methods, and Can-Can, planned for exploitation beginning in 2005 (see Table 4-1 and Figures 4-2 and 4-3).

        TABLE 4-1:  PROPERTY LOCATION
        ------------------------------------------------------------------------
        FEATURE                                       UTM COORDINATES
        ========================================================================
        La Coipa Plant Site                       473900E          7032900N
        Coipa Norte Deposit                       473280E          7036530N
        Brecha Norte Deposit                      473730E          7037200N
        Can-Can Deposit                           473250E          7035470N
        Puren exploration property                478000E          7041000N
        ------------------------------------------------------------------------

        MDO has obtained a series of permits that allow exploration and mining activities to proceed in the La Coipa area. The exploration permits are valid for a two-year period from the date they are declared in force and can be renewed once for another two-year period. Thereafter the size of the exploration permit area must be reduced by half. MDO can elect to apply for mining concessions in areas where exploration concessions are held.

        Under Chilean regulations the exploitation or mining concessions can be held indefinitely as long as the annual fees are paid to keep the permits in good standing. The exploitation permits covering the La Coipa area give MDO the right to extract the ore and to sell the final products into the open market.

        A detailed list of mining and exploration concessions held by MDO is attached in Appendix A. MDO's land position, including the number of concessions and hectares, is summarized in Table 4-2.

        TABLE 4-2: SUMMARY OF MDO'S LAND POSITION
        -----------------------------------------------
        TYPE                   NUMBER       HECTARES
        ===============================================
        Exploitation             57          14,827
        Exploration              38           6,600
        -----------------------------------------------

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        GOLD CORPORATION    LA COIPA MINE, CHILE


        Infrastructure at the La Coipa mine consists of an office and maintenance building, a mill building, access roads and service roads. These are shown in Figure 4-4 along with the locations of the open pit, waste rock dumps and tailings impoundment area.

        Numerous permits necessary for the operation of mining activities at the La Coipa mine have been granted. No outstanding permits need to be obtained. A discussion of environmental liabilities and management procedures for the La Coipa mine is included in Section 19.5 of this report under the subheading "Environmental Considerations."

        FIGURE 4-1: LA COIPA LOCATION MAP




                                   [PICTURE]






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          FIGURE 4-2: LA COIPA MINE LOCATION AND SURROUNDING PROPERTIES








                                   [PICUTRE]









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        GOLD CORPORATION    LA COIPA MINE, CHILE



                        FIGURE 4-3: COIPA NORTE PIT AREA








                                   [PICTURE]









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               FIGURE 4-4: GENERAL ARRANGEMENT - MAIN OFFICE AREA








                                   [PICTURE]








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        GOLD CORPORATION    LA COIPA MINE, CHILE


5.0     ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

        The La Coipa mine is located in Region III (Atacama) of northern Chile, approximately 1,000 km north of Santiago, the capital of Chile. The road distance between Copiapo, the nearest city, and La Coipa is approximately 140 km. The first 30 km are paved and the remaining part is a third-class dirt road; the road is in good condition but can be icy during the winter. Copiapo is served daily by commercial airline from Santiago. The nearest port, Caldera, is 80 km west of Copiapo. The mine is connected to the Chilean national power grid system.

        The mine lies in the Domeyko Cordillera between 3,800 m and 4,400 masl, with the staff accommodations and facilities situated at approximately 3,300 m elevation. The plant site elevation is 3,815 m, and current and future mining operations are at elevations ranging from 4,040 m to 4,390 m.

        The climate at site is considered pre-arid Mediterranean, subject to low temperatures, strong winds and some snow during the winter. Despite the adverse climate, mining operations are performed year-round without interruption. Temperatures range from a high of 25(degree)C in the summer (January) to a low of approximately -10(degree)C in the winter (August). Water is scarce in the area, but the Maricunga Salar provides sufficient water to fulfill industrial needs through a 40 km pipeline. Vegetation is sparse. Wildlife observed in the region around the mine includes foxes, vicunas and guanacos. Pink flamingos are also frequently seen around the salars except during their migration period in the winter.



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6.0     HISTORY

        The earliest written information about La Coipa as a precious metal prospect dates back almost a century, when a small underground copper-silver mine was in operation about 2 km southeast of the present-day operations. Regional resources have been sporadically exploited since then, but the La Coipa area itself did not receive any attention from exploration geologists until the late 1970s.

        After the discovery of the high-grade El Indio deposit in 1975, new interest was focused on exploration in the high Andes. Several international mining companies became involved in exploring the anomalies related to Upper Tertiary volcanic rocks in northern Chile. The Maricunga district became one of the most active exploration areas in the world. A number of deposits, none of them similar to El Indio, were found in the district between 1980 and 1985. These include La Coipa, Esperanza, Lobo-Marte, El Hueso, La Pepa and Pantanillos. More than 8 M oz of gold were discovered in the district during this period.

        In the late 1970s, the La Coipa area attracted several exploration companies because of its outstanding colour anomaly and the discovery of gold-bearing structures by independent pick-and-shovel miners at Don Eduardo, located between the Farellon and Coipa Norte orebodies. Exploraciones y Minerales Sierra Morena S.A. (SMSA), a subsidiary first of Phelps Dodge and later of Goldfields Mining Corporation, started systematic exploration at La Coipa in mid-1981. Results from 1,750 soil samples collected at 100 m x 50 m spacings indicated several anomalous areas and maximum values of 900 ppm Ag and 12 ppm Au. Detailed mapping and additional sampling continued, but the geologic nature of the target was not better defined until September 1982, when a 60 m long channel sample yielded an average silver grade of 668.7 g/t. Following this, an early geologic model was outlined and a percussion drilling campaign was initiated. Hole 9, considered the discovery hole in the Ladera Zone, had a 72 m interval with silver grading between 93 g/t and 187 g/t and a gold grade above 3 g/t.

        Although hampered by complex lawsuits, SMSA explored the La Coipa area between 1982 and 1985, drilling approximately 90,000 m and carrying out 800 m of underground development. The program resulted in the discovery of the Ladera-Farellon and Coipa Norte orebodies. The lawsuits, which obstructed the development of La Coipa, were settled in 1987 when a Brazilian investor purchased the litigants' interests. Additional exploration, the construction of a 1,000 t/d plant and feasibility studies for a 15,000 t/d plant began immediately. Based on a cutoff grade of 1.0 g/t Au-equivalent, the reserves for Ladera-Farellon were estimated at 52.1 Mt at an average grade of 1.58 g/t Au and 60.36 g/t Ag. The reserves at Coipa Norte stood at 9.15 Mt grading 0.19 g/t Au and
        171.7 g/t Ag. At the time these reserves were sufficient for a 12-year mine life.


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7.0     GEOLOGICAL SETTING

7.1     INTRODUCTION

        The La Coipa deposit occupies the northern end of the Maricunga Belt, which contains several well-known base metals and precious metals deposits such as Cerro Casale, Refugio, Marte and El Hueso. The gold and silver epithermal mineralization at La Coipa occurs in Miocene dacitic volcanic rocks and Triassic lutites and interbedded sandstones of the Estrados del Mono Formation.

        The style of alteration and mineralization widespread throughout the La Coipa area is characteristic of high-sulphidation epithermal systems, with energite and alunite as key minerals. Structural controls on mineralization are dominant at La Coipa, but lithological controls are also present. The alteration zoning displayed is relatively constant and consistent with classic zoning of high-sulphidation epithermal deposits: from alteration cores of residual/vuggy silica and massive silicification (silicic alteration) to envelopes of advanced argillic and argillic alteration, roughly in concentric zones outwards. In addition, the Coipa Norte orebody contains a shallow, steam-heated cover, which represents the upper part of the epithermal system.

        It is AMEC's opinion that the La Coipa geologists have developed a very good understanding of the geology, the mineralization and its lithologic and structural controls. The geological staff is very experienced and has drawn on its collective experience in the Maricunga Belt to develop a sound geologic model for the La Coipa Mine high-sulphidation system.

7.2     REGIONAL GEOLOGIC SETTING

        The oldest rocks cropping out at La Coipa are Devonian to Carboniferous sandstones, shales and mudstones of the Chinches Formation, overlain by Permo-Triassic dacite to andesite flows assigned to the Pantanoso Formation or El Leoncito sequence

        The Mesozoic cover is formed by sedimentary rocks, mainly arkosic sandstones and carbonaceous black shales of the late Triassic La Ternera Formation (Bruggen, 1950), Jurassic marine limestone and volcanic rocks of the Lautaro Formation, sandstone of the late Jurassic to early Cretaceous Quebrada Monardes Formation, and volcaniclastic rocks of the late Cretaceous Quebrada Seca Formation. The Mesozoic cover is capped by andesitic breccias and agglomerates of late Cretaceous to early Tertiary age.

        The late Triassic rocks, mainly carbonaceous black shales, form the basement at La Coipa and are a significant host for mineralization.


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        A north-northeast/south-southwest-trending volcanic cordillera, called the West Volcanic Ridge, was developed during the Tertiary. Its statigraphically lowest part (25 to 20 Ma; late Oligocene to early Miocene) is composed of rhyolitic to dacitic tuffs, breccias and domes, whereas the upper section is composed of dacite to andesite flows, feeders and related strato-volcanoes (20 to 14 Ma; early to mid-Miocene) of the Cerros Bravos volcanic complex. The Au-Ag orebodies at La Coipa are partially hosted by the lower unit.

        Late Miocene gravels and interbedded ignimbrites of the San Andaes Formation complete the stratigraphic column of the region.

        The oldest intrusive rocks are late Paleozoic granitoids that occur mainly in the northern and southern parts of the area. North-south-trending Paleocene to Eocene tonalite porphyries crop out in a discontinuous belt in the central part. Small dacite to andesite domes, dikes and sills related to the Tertiary volcanic rocks occur locally.

        The La Coipa area is characterized by
        north-northeast/south-southwest-trending horsts and grabens, the products of reverse faulting, which are concealed by early to mid-Miocene volcanic rocks. A later set of northwest-southeast-trending normal faults and a secondary set of northeast-southwest-striking faults were superimposed (Figure 7-2). Intersections of the reverse and normal fault systems controlled the location of Tertiary volcanic rocks at La Coipa.

7.3     LOCAL GEOLOGY

7.3.1   STRATIGRAPHY

        The main lithostratigraphic units at La Coipa are the Triassic La Ternera Formation and the overlying Tertiary volcanic rocks, both of which host mineralization. A complete sequence of Masozoic to Cenozoic formations is present in other areas (Figure 7-1), but at La Coipa and in neighbouring areas, the Cenozoic volcanic rocks lie directly over the Triassic sedimentary sequence.

        The Triassic La Ternera Formation consists mainly of black shale interbedded with feldspathic sandstone. Thin (2 mm) carbonaceous and bituminous layers are observed. Red sandstone with gypsum layers and fracture fillings crop out east of Ladera-Farellon; their age is unknown.

        The Tertiary volcanic sequence overlies the La Ternera Formation at La Coipa. This important unit consists of pyroclastic rocks, volcanogenic sediments, tuffs and locally latite breccias, dacite flows and quartz latites intruded by dikes, sills and domes of similar composition. The volcanic event closed with accumulation of a felsic tuff sequence.


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        A shale fragment breccia is present locally between the Triassic and
        Tertiary sequences. This unit, recognized in a number of diamond drill core samples from the Ladera area, is believed to represent a talus breccia formed during horst and graben development. The horizon is a favourable host for high-grade ore, probably because of its textural characteristics.


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               FIGURE 7-1: LOCAL GEOLOGY OF THE LA COIPA DISTRICT












                                    [PICTURE]












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7.3.2   INTRUSIVE ROCKS

        Two types of intrusive rocks are recognized at La Coipa: a few small latite dikes and sills in the west (21 Ma), and dacite plugs (22-23 Ma) in the central and surrounding areas of the mineralized zones.

        Dacite is the dominant intrusive rock in the La Coipa district. It forms plugs that crop out in northwest-southeast-trending belts east of the main mineralized zones, Ladera-Farellon and Coipa Norte, as well as in a similar-trending belt east of Quebrada Los Terneros. The emplacement of these intrusive bodies was controlled by zones of weakness following the north-northeast/south-southwest-trending reverse faults and associated northwest-southeast-trending normal faults.

        The dacite plugs have no observable intrusive contacts with the volcanic sequence that hosts mineralization. Nevertheless, their ages are similar and their spatial relationships close. Thus, it is probable that they played an important role in the alteration-mineralization episode at La Coipa. Indeed, a dacite dome southeast of Ladera-Farellon hosts copper- and silver-bearing veins that have been mined sporadically since the end of the last century.

7.3.3   STRUCTURES

        The structural model used successfully in exploration considers a structural control defined by north-south strike-slip faults. Dextral movement along these faults generated a subordinate set of structures characterized by northeast-oriented dilational jogs that provided efficient conduits for magmatic fluids to ascend to shallower crustal levels from a likely porphyry source. At least two plumbing systems appear to have been formed. Post-mineralization faulting along left-lateral northwest structures resulted in step-like displacements that produced the current configuration of the principal orebodies in the La Coipa mine area.

7.3.4   SURFACE GEOCHEMISTRY

        During 1981, SMSA's exploration program at La Coipa was centred on four areas totalling 12 km2: Sector Norte (Coipa Norte), hill 4397 (Can-can), Don Eduardo and hill 4308 (Ladera-Farellon).

        An area of 2 km x 3 km was covered by a 100 m x 50 m geochemical soil grid from which 1,750 samples were collected and assayed for gold and silver. In addition, samples were taken from outcrops that showed indications of gold and silver mineralization. Three anomalous zones were detected: Ladera-Farellon, Don Eduardo and Coipa Norte. The Can-Can anomaly was defined later during road-cut and trench samplings. Extremely high silver values present at the surface made systematic geochemistry for other elements unnecessary.


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7.3.5   ALTERATION

        SILIFICATION: This type of alteration occurs in brecciated zones adjacent to structures with high silver and gold contents but most commonly as lenses within pervasively replaced tuffs or tuffaceous breccias that are not always associated with high precious metal values. Silicified, brecciated zones are typically associated with a very high content of limonite, including jarosite. Silicifaction is dominant in the upper parts of Coipa Norte and to a lesser degree at Ladera.

        ADVANCED ARGILLIC ALTERATION (ALUNITE-KAOLINITE + DICKITE-QUARTZ): This alteration assemblage is associated mainly with high gold grades, largely in the eastern part of Coipa Norte and Farellon. Alunite is found in stockwork veinlets and is associated generally with jarosite and locally scorodite. The gold mineralization at Farellon is associated closely with alunite, with the highest gold grades restricted to the alunite stockwork, whereas the surrounding rock carries low-grade, disseminated values. The advanced argillic assemblage is also observed in the lower parts of the high-grade silver orebody. Advanced argillic alteration in the Ladera area is restricted to the deepest zone.

        INTERMEDIATE ARGILLIC ALTERATION (ILLITE-SMECTITE + SERICITE): Clays and white mica occur peripheral to the ore-bearing zones or within strongly fractured fault zones. Precious metal mineralization is rather uncommon in intermediate argillic alteration zones. Nevertheless, small, silver-rich lenses are associated with this clay assemblage, both at Ladera and in the western silver-rich orebody at Coipa Norte.

        VUGGY SILICA ALTERATION: This alteration type, dominant in and above the Ladera orebody, is believed to be a product of hydrothermal leaching under highly acid conditions that occurred in the upper parts of this sector.

        SUPERGENE ALTERATION (JAROSITE-GOETHITE + GYPSUM + BARITE): Supergene alteration is dominant in most of the Ladera orebody and in the upper and deep, highly fractured zones of Farellon and Coipa Norte. This mineral assemblage occurs mainly in vugs within previously leached rocks and, less commonly, in veinlets that crosscut them. The most common minerals are jarosite and goethite. Gypsum and barite are remnants in the upper parts of the supergene altered zones. Nevertheless, well-formed crystals have been encountered locally at depth.


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8.0     DEPOSIT TYPES

        The deposits in the La Coipa district are typical of high-sulphidation epithermal systems produced by volcanism-related hydrothermal activity at shallow depths and low temperatures. Deposition normally takes place within 1 km of the surface in the temperature range of 50(degree)C to 200(degree)C, although temperatures up to 400(degree)C are not uncommon. Most deposits occur as siliceous vein fillings, irregular branching fissures, stockworks, breccia pipes, vesicle fillings and disseminations. The fissures have a direct connection with the surface, which allowed the ore-bearing fluids to flow with comparative ease. In many cases the deposits are related directly to deep-seated intrusive bodies; it is typical for most ores to be in or near areas of Tertiary volcanism. The country rocks located near epithermal veins are commonly extensively altered. Relatively high porosity and open-channel permeability allow fluids to circulate in the wall rocks for great distances. Favourable temperature gradients promote reactions between cool host rocks and warm to hot invading solutions. As a result, wall-rock alteration is both widespread and conspicuous. Among the principal alteration products are chlorite, sericite, alunite, zeolites, clays, adularia, silica and pyrite.

        Figures 8-1 to 8-4 show the genesis of the deposit.

        FIGURE 8-1:  STAGE 1 - HIGH SULPHIDATION AU/AG MINERALIZATION





                                    [PICTURE]





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                  FIGURE 8-2: STAGE 2 - HYPOGENE MINERALIZATION




                                    [PICTURE]




            FIGURE 8-3: STAGE 3 - WEATHERING AND SUPERGENE ALTERATION




                                    [PICTURE]








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        FIGURE 8-4: STAGE 4 - PRESENT EROSION SURFACE AND RELATIVE POSITIONS OF
        THE DEPOSITS








                                    [PICTURE]










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9.0     MINERALIZATION

        The mineralization at La Coipa displays intense zoning and is characterized by an upper zone of secondary Ag enrichment, intermediate levels of Au-Ag in the oxidized zone and primary Au-Cu mineralization in the lower reduced zone. In the Au-Ag zone, mineralization forms disseminated and structurally controlled deposits. Disseminated deposits occur within both the volcanic and the sedimentary basement rocks, closely associated with silicic and advanced argillic alteration. Structurally controlled deposits typically formed at lower elevations, but still occur within the precious metal zone. They are often hosted by basement metamorphic rocks (lutites and sandstones) and often display higher grades. Different controls on the mineralization are consistent with what has been observed at the deeper levels of Cu-Au mineralization at Ladera-Farellon and Can-Can. Grades of up to 4% Cu is common in veins and manto-like bodies.

        The mineralogy of the precious metals mineralization within the oxidized and enrichment zone consists mainly of cerargyrite, native Au, native Ag and electrum with minimal embolite, iodargyrite and argentojarosite. Within the sulphide zone, enargite and native Au are the dominant minerals, but variable amounts of chalcopyrite, bornite, covellite, mineralization tenantite-tetrahedrite, sphalerite and galena are also present. In general these sulphides appear as fine veinlets in weakly altered black shales.

        Gold mineralization is found generally in association with powdery alunite, distributed along stockwork fractures varying from 50 um to fractions of a micron. Jarosite and scorodite are common minerals in gold-bearing alunitic stockworks. Gold is normally in the native state, although electrum is detected locally.

        High gold values in the eastern portion of Coipa Norte are in direct association with advanced argillic alteration. Higher silver grades accompanied by little or no gold, especially those in western Coipa Norte, are associated mainly with silicification and less commonly with advanced argillic assemblages.


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10.0    EXPLORATION

        Exploration work in the La Coipa district started in the late 1800s and has been ongoing since, although the property ownership changed a number of times. Modern exploration techniques have been implemented starting in the late 1970s to early 1980s. They included geological mapping, geochemistry, channel sampling, drilling and 800 m of underground development.

        The original geochemical surveys were generally large surveys covering specific geological targets. The underground development focused in the Can-Can area.

        MDO continues to explore in the area and is concentrating its efforts on the following prospects: Minex, Puren Norte, Esperanza, Pastos Largos, Pompeya LasVetas and Zona Norte. Exploration expenditures are budgeted at US$3.9 M for 2003. Currently, exploration activity is focused on evaluating the potential of the Puren Norte prospect where initial exploration results have been positive.






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11.0    DRILLING

        Since 1984, MDO has drilled 97,225 m in 2,002 holes in the La Coipa mining area (see Tables 11-1 and 11-2). This drilling consists of 1,746 reverse circulation holes and 256 diamond drill holes, mostly HQ3 size. Most of the exploration drilling was completed with reverse circulation holes. Ore delineation in the pits is done with reverse circulation holes that rarely exceed depths of 200 m.

        TABLE 11-1:  DRILLING BY ZONE IN THE LA COIPA DISTRICT
        ---------------------------- ------------------------------------- -------------------
                                                DRILLING TYPE
                                     -------------------------------------
        ZONES                               RC                 DDH               TOTAL
        ============================ ================== ================== ===================
        Ladera-Farellon                      679                 57                736
        Coipa Norte                          542                 65                607
        Brecha Norte                         136                  8                144
        Can-Can                              304                126                430
        Chimberos                             85                  0                 85
        ---------------------------- ------------------ ------------------ -------------------
        TOTAL                              1,746                256              2,002
        ---------------------------- ------------------ ------------------ -------------------


TABLE 11-2:  REVERSE CIRCULATION DRILLING IN THE LA COIPA DISTRICT (M)
----------------------------------------------------------------------------------------------------------
ZONES               1983    1984    1985    1986    1987    1988    1989    1990    1991    1992    1993
==========================================================================================================
Ladera-Ferellon    3,601   7,512  34,326   2,742       -       -   9,786       -       -   8,951     540
Coipa Norte            -   3,398   3,292     239       -       -  12,385       -   3,032       -   5,712
Brecha Norte         297      93       -       -       -       -       -       -       -     481   7,051
----------------------------------------------------------------------------------------------------------
TOTAL              3,898  11,003  37,618   2,981       -       -  22,171       -   3,032  9,432   13,303
----------------------------------------------------------------------------------------------------------

==========================================================================================================
                    1994    1995    1996    1997    1998    1999    2000    2001    2002    TOTAL
==========================================================================================================
Ladera-Ferellon      770       -       -   8,405   2,510       -   3,246     972       -   83,361
Coipa Norte            -   1,360  12,934   5,180  16,040   2,964   2,980   4,152     966   74,544
Brecha Norte       6,531     730       -       -   6,272   4,057       -   1,520   1,540   27,842
----------------------------------------------------------------------------------------------------------
TOTAL              7,301   2,090  12,934  13,585  24,822   7,021   6,226   6,644   2,506  185,747
----------------------------------------------------------------------------------------------------------


        A map showing the collar locations of drill holes in the Coipa Norte and Brecha Norte deposits is provided in Appendix B.

        On completion of drilling, the exploration holes at La Coipa are surveyed by the mine surveyors. All exploration holes on the properties have been surveyed. These holes have also been down-hole surveyed at approximately 20 m intervals and at the bottom of the hole using a single-shot Sperry Sun instrument. In some of the drill holes, the down-hole survey measurements were collected with a gyroscope. Most of the exploration holes are inclined holes.


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11.1    COIPA NORTE

        Since 1984, 66,607 m in 607 drill holes have been completed at the Coipa Norte deposit. Figure 11-1 is a location map showing drill hole locations relative to the various pits. The drill spacing in the pit area is nominally 50 m x 50 m. In-pit drilling before production is on a 25 m x 25 m grid.

11.2    BRECHA NORTE

        Since 1984, 29,196 m in 144 drill holes have been completed in Brecha Norte. Drill spacing is nominally 50 m x 50 m with in-pit drilling on a 25 m x 25 m grid. Figure 11-2 shows the locations of the drill collars relative to the planned pit area.

11.3    CORE LOGGING PROCEDURES

        Core is delivered to the exploration storage building located by the camp at the La Coipa mine complex. A geologist completes a written log for the hole that includes geological and geotechnical information. All drilling, logging and sampling at the La Coipa mine is in the SI system of measurement.

        The geological data include identification of specific geological formations, colour, alterations, presence and visual estimate of sulphide and oxide minerals, nature of fracture filling and a detailed geological description of the core that includes textural and lithologic characteristics, contact styles and mineralization.

        Geotechnical data are also recorded. For orientated HQ3-size holes, these data include recovery, rock quality designation (RQD), fracture frequency (FF), index rock stress (IRS), joint condition, weathering and hardness. Structures are described with measurements to determine top, bottom, orientations and dip angles.

        For the exploration diamond drill holes that are not orientated, RQD, fracture frequency (FF) and detailed geology are recorded.

        Core recovery is calculated by cumulatively measuring the pieces of core between two length markers in the core box. This measured length is then described as a percentage of the actual core length as indicated by the length markers. RQD measurements are captured for pieces of core that are greater than twice the core diameter. For HQ drilling the core pieces must be more than 7.6 cm long and for NQ drilling, 10.2 cm. RQD is calculated as a percentage of all core pieces longer than the minimum requirement for each 2 m length of the drill hole. Fracture intensity is measured by counting the number of open fractures (actual breaks in core competency) for every 20 cm of core.


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                 FIGURE 11-1: DRILL HOLE LOCATIONS - COIPA NORTE






                                    [PICTURE]


















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                FIGURE 11-2: DRILL HOLE LOCATIONS - BRECHA NORTE







                                    [PICTURE]













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11.4    REVERSE CIRCULATION PROCEDURES

        Reverse circulation chips are collected in large sample bags (approximately 28 kgs) and delivered to the storage area. The same logging forms are completed with a full description of the chips. Emphasis is placed on geology, alteration and its mineralogy and the presence of mineralization.




















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12.0    SAMPLING METHOD AND APPROACH

        Various drilling methods and sampling protocols have been used at La Coipa. Diamond drill holes completed during the exploration phase were systematically sampled in 2 m intervals. MDO geologists sampled the full length of core drilled. Half the core was sent for assaying and the other half stored in a warehouse near the camp facilities.

        Reverse circulation holes for both exploration and in-pit drilling are sampled in 2 m long "runs." All drill chips are also stored in the same location as the core.

        Standards are inserted by the mine laboratory. Duplicate analyses are done from time to time at independent labs, including pulp duplicates of selected samples.







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13.0    SAMPLE PREPARATION, ANALYSES AND SECURITY

        Over the years MDO has undertaken extensive studies with the help of consultants on sampling and assaying procedures for the various ore types encountered at La Coipa. The lab carefully monitors its performance in all aspects of sample preparation and assaying for exploration activities, the mine, the plant and the refinery. As part of its monitoring program, the lab recently participated in round-robin testing in concert with six other labs in Chile. The sampling and assaying protocol for exploration and blast hole samples with an original weight of approximately 8 kg is as follows:

        The samples processed at the assay laboratory are dried at 105(degree)C for 3 hours and then crushed to 100% passing 0.25" using a Rhino jaw crusher. The samples analyzed for mercury are dried at 40(degree)C. Samples are crushed again and riffled using a 1/4" Jones Riffle to approximately 800 g for the blast hole samples and to approximately 400 g for the exploration samples. The remaining portions of the crushed samples are placed in clean, labelled plastic containers for storage. The riffled samples are pulverized to 100% passing minus 150 mesh to make a sample pulp. Analyses are performed at the mine laboratory, with some exploration samples sent to Geoanalitica Lab. Table 13-1 shows the analytical method and detection limits used for each of the metals. The remainder of the samples are stored at the exploration facility near the camp. Silver, gold and copper analyses are performed systematically for all samples. All samples are assayed for silver and gold by fire assay and atomic absorption techniques and for copper by atomic absorption. Detailed assaying procedures are included in Appendix C.

        TABLE 13-1:  LA COIPA ANALYTICAL ANALYSIS ON DRILL CORE
        ----------------------------------------------------------------
        ELEMENT         ANALYTICAL METHOD         DETECTION LIMIT
        ================================================================
        Copper          Bromide/AAS                       0.001%
        Gold            Fire assay/AA                   0.01 g/t
        Silver          Aqua Regia/AAS                     1 g/t
        ----------------------------------------------------------------

        AMEC notes that using aqua regia digestion instead of a four-acid digestion could be a problem in this type of deposit, as Ag can become encapsulated, and some sulphosalts will not fully dissolve. The presence of sulphosalts has in fact been documented at La Coipa Norte (Oviedo et al., 1991).

13.1    INTERNAL CHECKS

        The La Coipa lab performs numerous control checks when the drill or blast hole samples are received for preparation and analysis. The lab department employs a set of quality assurance and quality control (QA/QC) protocols to monitor its own performance. Approximately 10% to 15% of the samples analyzed are checked.


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        Analytical accuracy is monitored with the insertion of commercially prepared standard reference materials.

        In 2002, three different standards (Standard 1, Standard 2 and Standard
        3) were inserted, and the results were compiled on a monthly basis. The results are presented in chronological order in Figure 13-1. It is AMEC's opinion that the standards analysis displays no systemic problems and that the control procedures in place are adequate.

        FIGURE 13-1:  RESULTS FOR STANDARD 1, 2 AND 3





                                    [PICTURE]



        Pulp duplicate samples were also inserted to monitor analytical precision during the 2002 lab work. Figures 13-2 to 13-3 show the results of the duplicate analyses. The graphs demonstrate very good correlation between the original and the re-assay results. As part of its QA/QC procedures, the lab provides an explanation for any sample with poor repeatability; these exceptions are listed and tracked to original sample preparation.


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        FIGURE 13-2: 2002 PULP DUPLICATE ANALYSES FOR AG





                                    [PICTURE]









        FIGURE 13-3: 2002 PULP DUPLICATE ANALYSES FOR AU





                                    [PICTURE]


13.2    EXTERNAL CHECKS

        From 1999 to 2001, the independent Geoanalytica Lab analyzed 1,676 exploration samples and compared them with coarse reject duplicates analyzed by ALS Geolab. The results for Ag, Au and Cu are presented in Figures 13-4 to 13-8. The graph for the


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        copper reject duplicates shows a bias for the values above 0.7% Cu. In
        AMEC's opinion it is probably a sample bias introduced by trying to replicate high grade values in small samples. Overall the grades show no systematic bias and would satisfy AMEC's criterion that 90% of the samples for coarse reject duplicates should be within 30% of the original values.

        FIGURE 13-4: COARSE REJECT DUPLICATE - RELATIVE DIFFERENCE FOR SILVER




                                    [PICTURE]






        FIGURE 13-5: COARSE REJECT DUPLICATE - RELATIVE DIFFERENCE FOR GOLD




                                    [PICTURE]











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        FIGURE 13-6: COARSE REJECT DUPLICATES FOR SILVER, PAIRED DATA - R
        SQUARED 0.9629





                                    [PICTURE]















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        FIGURE 13-7: COARSE REJECT DUPLICATES FOR GOLD - PAIRED DATA - R SQUARED
        0.9875





                                    [PICTURE]








        FIGURE 13-8: COARSE REJECT DUPLICATES FOR COPPER, PAIRED DATA - R SQUARED 0.9935





                                    [PICTURE]










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14.0    DATA VERIFICATION

        The mine site database received from La Coipa contained survey locations, assays and lithology data for the exploration drilling. As a test for data integrity, AMEC checked the assay, geological and survey data stored in the project database against original assay certificates, geological logs and survey pick-ups where possible. Six holes were chosen to be checked from each of the Coipa Norte and Brecha Norte areas. These are listed in Table 14-1.

        TABLE 14-1:  DRILL HOLES SELECTED FOR DATA VERIFICATION
        --------------------------------------------------------------------
        DRILL HOLE            EASTING                NORTHING
        ====================================================================
        CN-217                473,098.1              7,036,817.9
        CN-214                473,360.6              7,036,698.1
        CN-204                473,321.3              7,036,182.5
        CN-203                473,255.8              7,036,285.3
        CN-151                473,173.3              7,036,366.5
        CN-196                473,310.2              7,036,125.2
        BN-07                 473,357.7              7,037,290.0
        BN-071                473,885.8              7,037,067.4
        BN-01                 473,430.5              7,037,282.2
        BN-034                473,870.7              7,037,140.0
        BN-00                 473,804.6              7,037,044.1
        BN-050                473,551.9              7,037,235.6
        --------------------------------------------------------------------

        The following database items were scrutinized for transcription errors, missing data or additional data with no original documentation:

        o       collars survey locations

        o       downhole surveys

        o       gold assay values (Au-ppm)

        o       silver assay values (Ag-ppm)

        o       copper assay values (Cu-ppm)

        o       lithology codes

        o       "from-to" intervals.

        Drill hole collar survey data in the database were checked against the original survey certificates. The lithology codes and "from-to" intervals were checked using the original drill core logging forms. The gold, silver and copper items were checked against laboratory assay certificates. Error frequencies for each item checked are summarized in Table 14-2.


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
        TABLE 14-2:  ERROR FREQUENCIES IN THE DATABASE
        -----------------------------------------------------------------------------------------------------
        ITEM                           # OF ERRORS           # OF ITEMS CHECKED              ERROR %
        =====================================================================================================
        Collar Surveys                      -                           72                      -
        Downhole Surveys                    -                          428                      -
        "From-to" Intervals                 -                        5,736                      -
        Lithology Code                      -                           67                      -
        Assays (Au, Ag, Cu)                 -                        5,736                      -
        -----------------------------------------------------------------------------------------------------

        AMEC found no errors in the database for the 12 checked holes. Hole BN-61 did not contain any assay or downhole survey information, and so was not checked by AMEC.

        Based on the results for La Coipa, AMEC concludes that the geology and assay database is sufficiently free of error to support mineral resource estimation.



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15.0    ADJACENT PROPERTIES

        MDO has been extensively exploring the area around the La Coipa mine. The most promising property identified to date is Puren Norte, where the potential exists for finding new Au-Ag resources that would extend the life of the La Coipa mining operations. MDO has entered into a joint venture agreement with Codelco and will explore on the Puren property during the remainder of year 2003. Figure 15-1 shows the location of the property.

        TABLE 15-1: PROPERTY LOCATION MAP




                                    [PICTURE]










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16.0    MINERAL PROCESSING AND METALLURGICAL TESTING

16.1    PLANT OPERATIONS

        Plant production data provided for review were in the form of electronic summary data tables and Mina La Coipa's Strategic Business Plan 2002, Executive Summary. Based on the reported 2001 and 2002 operating results, the La Coipa mill has been processing 17,385 t/d since the pre-crushing expansion, which was completed in late 1999.

16.2    METALLURGICAL RECOVERY

        In the last few years of operation (2000-2002), where the ore tonnage processed was at the current capacity of the mill (17,000 t/d), head grades varied from 0.39 to 1.36 g/t Au and 49.0 to 150.0 g/t Ag and averaged 0.85 g/t Au and 82.2 g/t Ag. Reported monthly recoveries during this time varied from 75.7% to 85.9% for gold and 50.9% to 74.3% for silver, and averaged 82.8% for gold and 63.0% for silver.

        No information was available on the ore types processed through the mill, including metallurgical testwork or analysis of gold and silver grades by ore type. La Coipa indicates that six different ore types will be processed through the mill in the next five years (2003 through 2008).

16.3    OPERATING COSTS

        Reported mill operating costs were $5.50/t milled in 2000, $5.06/t milled in 2001 and $4.80/t milled in 2002. Between 2001 and 2002, power consumption reportedly declined by 3%, cyanide by 15%, lime by 15% and grinding media by 22%. AMEC has not reviewed in detail the factors explaining the reasons for this decline, (e.g., reconciliation of soluble losses or differing ore types).

16.4    FUTURE PROJECTIONS

        The projected production plan is based on a mill throughput of 17,333 t/d, with variable head grades and overall recoveries. The gold grade in the production plan for years 2003 through 2008 ranges from 0.89 to 1.52 g/t Au and 39 to 63.8 g/t Ag. Projected recoveries varies vary from 72.3 to 82.9 % Au and 57.9 to 67.6% Ag.

        La Coipa's projected mill throughput is reasonable, considering its past successful operation at this production level. The ore types to be delivered to the mill, together with individual head grade and recovery projections, were documented on the


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        summary tables provided by La Coipa. The overall average recoveries by year are consistent with those achieved in 2000 to 2002.

        Projected operating costs for the mill for 2003 through 2008 vary from
        4.68 to $4.98/t milled.

        o

        These cost projections appear reasonable when compared to the recent mill operating cost results.




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17.0    MINERAL MAXIMUM BLOCK SIZE AXIS MINIMUM RESOURCE (M) AND (M) MINERAL
        RESERVE ESTIMATES

        Jose Luis Cespedes, a Chilean consultant, estimated the mineral resource and reserve estimates for the Coipa Norte and Brecha Norte deposits. Mr. Cespedes worked under the direct supervision of Juan Ochoa M, Chief Engineer; Andres Guaringa, Mining Engineer (reserves); and Mauricio Rubio G., Senior Geologist responsible for production. They are members of the AusIMM and therefore are Qualified Persons for MDO as defined in National Instrument 43-101.

        The estimates were made from 3-D block models utilizing commercial mine planning software (Vulcan(R)). As part of AMEC's independent review, grade interpolatio parameters n were examined for suitability and the models checked for validity. The resource and reserve calculation method and appropriaten of ess resource and reserve classificati categories on used were also examined.

17.1    GEOLOGIC MODELS

        The deposits exist in two geologic block models, Coipa Norte and Brecha Norte. Limits and cell block sizes for each Vulcan(R) project are shown in Table 17-1.

        TABLE 17-1: PROJECT LIMITS AND MODEL CELL BLOCK SIZES

        -----------------------------------------------------------------------------------------------------
                                                           MINIMUM            MAXIMUM           BLOCK SIZE
        DEPOSIT                             AXIS             (M)                (M)                (M)
        =====================================================================================================
        COIPA NORTE                     X (east)             472,700           473,800             10
                                        Y (north)          7,035,900         7,037,100             10
                                        Z  (elev.)             3,750             4,500             10
        -----------------------------------------------------------------------------------------------------
        BRECHA NORTE                    X (east)             473,400           474,200             10
                                        Y (north)          7,036,900         7,037,600             10
                                        Z  (elev.)             3,800             4,350             10
        -----------------------------------------------------------------------------------------------------

        The modelling philosophy for the resources calculated during 2002 presents a definitive departure from the simplified geologic models used in the past. It has been recognized that geologic and alteration features are important in defining units controlling the extent of mineralization. MDO found that the simplified approach that worked well in the past at Ladera-Farellon was inadequate for Coipa Norte and Brecha Norte.

        The geologic and alteration features were modelled extensively in the course of 2002. Solid models were created from different geologic sections at intervals of 25 m to 50 m. AMEC reviewed these sections and agreed with the geological and structural interpretation completed by MDO. These models were incorporated in detailed statistical analyses that helped to define geologic units (UG, or Unidad Geologica de


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        Estimation) used in the interpolation process. The geologic units are defined separately for silver, gold and copper mineralization and combine lithology, alteration and mineralization data. As an example, the geologic units for silver and gold mineralization at Brecha Norte are listed in Table 17-2.

        TABLE 17-2:  GEOLOGY UNIT NAMES AND DESCRIPTIONS FOR BRECHA NORTE
        -----------------------------------------------------------------------------------------------------
                             CODE                   MINERALIZED SEDIMENTARY OR VOLCANIC ROCKS
        =====================================================================================================
              GOLD           UG1     Sedimentary rocks, weak alunite alteration, low gold grade
                             UG2     Strong alunite, weak silicification
                             UG3     Weak silicification and alunite
                             UG4     Strong silicification, high gold grade
                             UG5     Presence of pyrite veins, enargite and high Cu
        -----------------------------------------------------------------------------------------------------
             SILVER          UG1     Weak alunite alteration, lower Ag grade
                             UG2     Strong alunite alteration, weak silicification, lower Ag grade
                             UG3     Strong silica alteration, higher Ag grade material
                             UG4     Weak silica and alunite alteration, low grade for Ag
                             UG5     Weak silica and alunite alteration, lowest Ag grade material
        -----------------------------------------------------------------------------------------------------

17.2    EXPLORATORY DATA ANALYSIS (EDA)

        The database for Coipa Norte resources and reserves is defined by 581 holes corresponding to 81,702 m of drilling. The database for Brecha Norte comprises 132 holes and 28,427 m. All exploratory data analysis
        (EDA) was performed on declustered samples for each of the geologic units. The assays were composited into 4 m lengths for silver, gold and copper. A composite length of 10 m was used for the recoveries and consumptions. Basic statistics for composite grades are presented in Tables 17-3 and 17-4.


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
TABLE 17-3:  COMPOSITE GRADE STATISTICS FOR COIPA NORTE
------------------------------------------------------------------------------------------------------------------
UNIT              NUMBER OF        MEAN          STANDARD        COEFFICIENT OF        MINIMUM        MAXIMUM
                   SAMPLES                      DEVIATION           VARIATION
==================================================================================================================
SILVER
UG1                  3,064         83.50           127.71              1.53             0.50            3,438.4
UG2                  5,772         52.24           113.87              2.18             0.16            6,131.0
UG3                  2,489         33.90            51.92              1.53             0.25            2,926.0
UG4                     33         29.02            71.52              2.46             0.31              549.0
------------------------------------------------------------------------------------------------------------------
GOLD
UG1                    686          1.03             4.66              4.51             0.01              110.00
UG2                  5,900          0.62             1.34              2.19             0.01               36.30
UG3                  3,285          0.27             0.46              1.70             0.01               26.15
UG4                     68          0.12             0.15              1.23             0.01                1.14
------------------------------------------------------------------------------------------------------------------
COPPER
UG1                  1,607      1,250.19         3,973.13              3.18             5.00           71,105.0
UG2                  1,320        708.19         1,826.59              2.58             5.00           27,800.0
UG3                  2,303        103.78           300.40              2.89             2.00            4,935.0
------------------------------------------------------------------------------------------------------------------

TABLE 17-4:  COMPOSITE STATISTICS FOR BRECHA NORTE
------------------------------------------------------------------------------------------------------------------
UNIT              NUMBER OF        MEAN          STANDARD        COEFFICIENT OF        MINIMUM        MAXIMUM
                   SAMPLES                      DEVIATION           VARIATION
==================================================================================================================
SILVER
UG1                   489             27.84         72.47             2.60              0.01            1,396.0
UG2                 1,240             47.15         69.45             1.47              0.01            1,265.0
UG3                   289             61.19        106.91             1.75              1.00            1,137.0
UG4                   485             19.68         41.38             2.10              0.01             9,75.0
UG5                   421             33.18         35.08             1.06              1.00              430.5
------------------------------------------------------------------------------------------------------------------
GOLD
UG1                   930              0.50          1.01             2.01              0.01               17.12
UG2                 1,191              0.24          0.45             1.85              0.01               10.75
UG3                   364              0.45          0.80             1.78              0.02               11.10
UG4                   434              0.88          1.96             2.23              0.01               32.26
UG5                    25              0.76          0.66             0.87              0.13                2.46
------------------------------------------------------------------------------------------------------------------
COPPER
UG1                 1,662          1,702.38      3,556.59             2.09             11.00           6,1350.0
UG2                   982            474.60      1,333.63             2.81             10.00           3,4450.0
UG3                   781            262.94        672.20             2.56              6.50             8115.0
UG4                    25          2,947.85      2,729.88             0.93            400.00           1,2470.0
UG5                   777            126.00        364.34             2.89             10.00           1,2950.0
------------------------------------------------------------------------------------------------------------------


        The observed distributions are lognormal and skewed with high coefficient of variations ranging from 0.87 to 4.5. As part of the EDA, MDO also worked with contact profiles to better define the domains to be used for estimation purposes.


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        At Coipa Norte, a comparison between 10 m blast holes and composited drill holes showed differences in the order of 4% to 5% for UG1 and UG2. However, it was concluded that the databases are compatible and therefore could be used together for the resource estimation. No blast hole data were used for the resource estimation at Brecha Norte.

        MDO also conducted extensive spatial analyses of composites from drill hole data using multi-directional variograms. AMEC reviewed this work and found that the interpreted models were reasonable.

        The detailed variogram results and associated models are found in Appendix D.

17.3    SPECIFIC GRAVITIES

        The specific gravity database used for the current estimates at La Coipa includes measurements from various drilling programs. AMEC reviewed the specific gravity used for the block model and found some differences, in the order of 3% to 5% depending on the rock type (see Table 17-5).

        TABLE 17-5: SG VALUES FOR SELECTED SAMPLES AT COIPA NORTE

        ----------------------------------------------------------------------------------------------------
        ROCK TYPE                           NUMBER             AVERAGE SG               BLOCK MODEL SG
        ====================================================================================================
        Sedimentary                           90                  2.37                       2.29
        Volcanic                             151              2.02 to 2.28               2.23 to 2.27
        Granite and other intrusives          25              1.79 to 1.85               1.86 to 2.22
        ----------------------------------------------------------------------------------------------------

        The SG measurements indicate that the ore tonnages, and therefore reserves, may be overestimated in some cases and underestimated in others. The small number of determinations for some of the rock type may introduce an error that has not been quantified. It should be noted that these expected percentages fall generally within the margin of error for the reserve calculation, however, and that AMEC does not recommend the tonnages shown in the life-of-mine plan be changed.

17.4    CAPPING

        As a means to limit the influence of outliers, MDO defined some capping levels on a domain-by-domain basis. For Coipa Norte, the capping affected the top 1% silver and gold values except for silver in UG4, which was capped at the 97th percentile. This would amount to a reduction in the contained metal of 10% to 43% for silver depending on the unit. For gold, the effect is a reduction of 8% in the small UG4 geologic unit up to a reduction of 28% in UG1. The effect on the contained metal at Brecha Norte is comparable, with decreases ranging from 9% to 15% for silver and 13% to 25% for the gold.


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17.5    INTERPOLATION PLANS

        MDO reports mineral resources and reserves based on profit calculations. This requires an estimate of metal recoveries and process cost parameters such as cyanide and lime consumption. Resources and reserves are not based on a cutoff grade.

        For Coipa Norte, gold, silver and copper were estimated by ordinary kriging (OK). Silver recovery was estimated using the indicator kriging
        (IK) method with a threshold of 45%. Cyanide consumption and lime consumptions were estimated by inverse distance weighting (ID). For Brecha Norte, silver, gold and copper grades were estimated by ordinary kriging, with gold recovery, silver recovery, lime consumption and cyanide consumption estimated by a simple ID algorithm. All domains or geologic units (UG) were treated as hard boundaries; this means that only composite values of the same ore type or geology code as the model block could be used to interpolate the grades for that block. The interpolation parameters vary greatly, since the plans developed incorporate the geologic information collected during the modelling exercise completed in mid-2002.

        COIPA NORTE PLAN

        o       Minimum composites to interpolate a model block = 2 to 3

        o       Maximum composites to interpolate a model block = 7 to 12

        o       Maximum X (east) search = 21 to 120 m

        o       Maximum Y (north) search = 5 to 150 m

        o       Maximum Z (elevation) search = 5 to 40 m

        BRECHA NORTE PLAN

        o       Minimum composites to interpolate a model block = 3 to 4

        o       Maximum composites to interpolate a model block = 10 to 12

        o       Maximum X (east) search = 5 to 125 m

        o       Maximum Y (north) search = 5 to 125 m

        o       Maximum Z (elevation) search = 5 to 40 m

17.6    MODEL VALIDATION

        AMEC completed a reasonableness review of the block models, looking primarily at the grade interpolation relative to drill hole composite values. This was done mainly by inspecting sections and plans. Overall good agreement exists between the composite and model block silver, gold and copper values.


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        To check the smoothing in the block model, AMEC constructed change-of-support models. AMEC used the variogram parameters defined by MDO to calculate block dispersion variances for Coipa Norte. AMEC calculated block variance factors of 0.72 for silver and 0.74 for gold for the change-of-support comparison, based on the operations 10 m x 10 m mining block size. These distributions of calculated 10 m x 10 m x 10 m blocks for silver and gold are shown by dashed lines on the grade-tonnage curves in Figures 17-1 and 17-2. The nearest-neighbour results represent the grade distributions, based on this block size, obtained from the change-of-support models. The solid lines in the figures show the grade-tonnage distributions obtained from the block estimates. The grade-tonnage predictions produced for the Coipa Norte silver and gold models show that grades and tonnages are validated by the change-of-support calculations.

        The change-of-support analysis confirms that the silver and gold models adequately incorporate allowances for internal dilution.

        AMEC also checked the block model estimates for global bias by comparing the average values (with no cutoff) from the model (ordinary kriging) with the means from nearest-neighbour estimates. (The nearest-neighbour estimator produces a theoretically unbiased estimate of the average value when no cutoff grade is imposed and is a good basis for checking the performance of different estimation methods.) To conduct this check, nearest-neighbour silver and gold grades were estimated and compared to the existing model kriged grades. Mean and standard deviation values from ordinary kriging and nearest-neighbour estimates (at zero copper cutoff grade) are tabulated in Table 17-6. Results show no evidence of bias in the estimates.


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        FIGURE 17-1: GRADE-TONNAGE CURVES FOR SILVER - COIPA NORTE




                                    [PICTURE]










        FIGURE 17-2: GRADE-TONNAGE CURVES FOR GOLD - COIPA NORTE




                                    [PICTURE]













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
        TABLE 17-6: SILVER AND GOLD MEAN AND STANDARD DEVIATION VALUES FROM
        ORDINARY KRIGING AND NEAREST-NEIGHBOUR ESTIMATES
        ----------------------------------------------------------------------------------------------------
                                                AG                                       AU
                               --------------------------------------    -----------------------------------
        GEOLOGIC UNIT                  OK                 NN                    OK                NN
        ====================================================================================================
        COIPA NORTE
        UG1           mean           84.54               83.76                 0.99              1.02
                      s.d.           80.56               88.93                 1.66              2.04
        ----------------------------------------------------------------------------------------------------
        UG2           mean           54.07               53.32                 0.63              0.62
                      s.d.           56.73               62.89                 0.75              0.81
        ----------------------------------------------------------------------------------------------------
        UG3           mean           33.88               34.08                 0.29              0.27
                      s.d.           27.28               29.17                 0.24              0.27
        ----------------------------------------------------------------------------------------------------
        UG4           mean           22.18               27.09                 0.12              0.12
                      s.d            10.50               14.26                 0.08              0.07
        ----------------------------------------------------------------------------------------------------
        BRECHA NORTE
        UG1           mean           27.97               27.89                 0.53              0.51
                      s.d.           34.77               69.37                 0.52              1.00
        ----------------------------------------------------------------------------------------------------
        UG2           mean           47.19               47.15                 0.25              0.24
                      s.d.           35.12               67.79                 0.29              0.44
        ----------------------------------------------------------------------------------------------------
        UG3           mean           61.81               61.78                 0.39              0.45
                      s.d.           49.98              107.32                 0.39              0.80
        ----------------------------------------------------------------------------------------------------
        UG4           mean           19.35               19.68                 0.88              0.88
                      s.d.           20.31               41.38                 1.01              1.98
        ----------------------------------------------------------------------------------------------------
        UG5           mean           32.32               33.18                 0.70              0.76
                      s.d.           18.74               35.08                 0.24              0.66
        ----------------------------------------------------------------------------------------------------
        Note:  OK = ordinary kiging, NN= nearest neighbour, s.d. = standard deviation


17.7    RESOURCE CLASSIFICATION AND SUMMARIES

        The mineralization at the La Coipa mine as of 31 December 2002 is classified into mineral reserves and resources and is shown in Table 17-7. The mineral resource is based on a gold price of $325/oz and a silver price of $4.75/oz. For the gold-rich zones the categories defined by MDO are as follows: a block is classified as measured if information from two holes is found within 20 m of its centre. Indicated mineral resource includes the blocks interpolated with composites within 45 m. The remainder of the blocks in the geologic domains that do not satisfy these criteria are classified as inferred. For the silver rich zones the distances used are 25 m for measured and 50 m for indicated. In AMEC's opinion the classification is based on appropriate drill spacing and conforms to the CIM standards for reporting mineral resources and reserves.


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        GOLD CORPORATION    LA COIPA MINE, CHILE

TABLE 17-7:  2002 LA COIPA MINERAL RESERVES AND RESOURCES
----------------------------------------------------------------------------------------------------------------
                                             AU                                          AG
                          ------------------------------------------ -------------------------------------------
DESCRIPTION      TONNES    AU GRADE   CONTAINED AU    CONTAINED AU    AG GRADE    CONTAINED AG   CONTAINED AG
                 (000S)     (G/T)         (OZ)            (KG)          (G/T)         (OZ)           (KG)
================================================================================================================
ORE RESERVES
Proven            28,073      1.15      1,036,000        32,200          58.3      52,590,000      1,636,000
Probable           7,531      1.05        254,100         7,900          47.4      11,486,000        357,000
----------------------------------------------------------------------------------------------------------------
TOTAL             35,605      1.13      1,290,100        40,100          56.0      64,076,000      1,993,000
----------------------------------------------------------------------------------------------------------------
REMAINING RESOURCE
Measured             519      0.52          8,600           300          35.1         586,000         18,000
Indicated            297      0.70          6,700           200          29.8         284,000          9,000
----------------------------------------------------------------------------------------------------------------
TOTAL                816      0.61         15,300           500          33.1         870,000         27,000
----------------------------------------------------------------------------------------------------------------
Inferred        -         -          -               -               -           -              -
----------------------------------------------------------------------------------------------------------------
Notes:  Reserves US$300/oz Au, US$4.75/oz Ag
        Remaining resources (excluding reserves) at US$325/oz Au, US$4.75/oz Ag within ultimate pits


17.8    MINERAL RESERVE

        The mineral reserves shown in Table 17-7 are contained within the current ultimate pit designs. Mine site personnel and A. Karzulovic & Associates base the slope designs for the Coipa Norte and Brecha Norte open pits on ongoing geotechnical studies. The current design has been broken into a series of design sectors with inter-ramp angles ranging from a low of 44(degree) to a high of 57(degree). The mine staff collect, process and interpret the geotechnical monitoring data. Reports on the status of the pit slope are compiled regularly and discussed with operations personnel.

        MDO uses a formula to determine the profit for each block in the resource models. The pit limits are defined based on the economic model, which takes into account all revenues and costs. The profit calculation is defined as follows:

               Profit = ((Pau-VTaAu))/31.1035*Au*RecAu/100+((Pag-
               VTaAg)/31.1035)*Ag*RecAg/100-(CtoMin+CtoPro+CtoRA+CtoExp)

        Where:

               Pau         =  Gold price (US$/oz)
               VTaAu       =  Sale cost for gold (US$/oz)
               Au          =  Gold grade (g/t)
               RecAu       =  Gold recovery (%)
               Pag         =  Silver price (US$/oz)
               VTaAg       =  Sale cost for silver  (US$/oz)
               Ag          =  Silver grade (g/t)
               RecAg       =  Silver recovery (%)
               CtoMin      =  Mining cost (US$/t)
               CtoPro      =  Process cost (US$/t)
               CtoRA       =  Administration and HR costs (US$/t)
               CtoExp      =  General (US$/t)


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        AMEC has checked the calculation and found no errors in loading the results in the block model.

        The projected average recoveries by year are consistent with those achieved in 2000 to 2002.

        Metal prices are based on MDO's long-term price projections, and are reasonable and within market parameters (see Section 19.0). The classification based on drill spacing on a 25 m by 25 m grid is appropriate.

        No allowance for external dilution and ore losses due to intermingling of ore and waste at contacts has been included in the reserve estimates.

        AMEC concludes that the 31 December 2002 mineral resource and mineral reserve statement for the La Coipa Mine is supported by this independent review.


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18.0    OTHER RELEVANT DATA AND INFORMATION

18.1    RECONCILIATION

        Reconciliation of block model estimates to actual production at operating mines is an important measure of the predictive nature of the block model for future production. Two sets of data are available from the production at La Coipa to compare with the block model estimates: blast hole data and milled production data. AMEC evaluated these data to obtain a level of confidence in block model performance. AMEC reviewed only monthly production data and reconciliation data provided by MDO for the year 2002; data from previous years were not reviewed.

        Reconciliation is the assessment of the ability to estimate in situ resources and the ability to mine those resources. For a reconciliation assessment, AMEC requires that the following factors be calculated:

        ASSESSMENT OF THE ABILITY TO ESTIMATE IN SITU RESOURCES (F1): a check on the accuracy of the block model in predicting annual quantities of in situ reserves (tonnage, grade, pounds of copper and ounces of gold) for both mill and stockpile material. The accuracy is summarized by the F1 factors, which are calculated for tonnes and grades:

                F1 =        Actual In Situ Quantities - Blast Hole Model
                     -----------------------------------------------------------
                       Estimated In Situ Quantities - Diamond Drill Hole Model

        ASSESSMENT OF THE ABILITY TO MINE IN SITU RESERVES (F2): an evaluation of the effects of misclassification (dilution and/or ore loss) on the in situ reserves. This effect is summarized by the F2 factors, which are calculated for tonnes and grades:

                F2 =                 Run-of-Mine Quantities - Mill Data
                              -------------------------------------------------
                                  Actual In Situ Quantities - Crusher Data

        F1 and F2 factors can be multiplied together to yield F3 factors, which assess the impact of the combined effect of estimation errors and selection errors to predict recoverable reserves:

                F1 x F2 = F3 =            Run-of-Mine Quantities - Mill Data
                                      ------------------------------------------
                                             Estimated In Situ Quantities

        AMEC calculated the F1, F2 and F3 factors for La Coipa from the monthly data provided by MDO. The factors for 2002 are summarized in Table 18-1; the detailed monthly reconciliation data are attached in Appendix E.


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        TABLE 18-1:  SUMMARY OF F1, F2 AND F3 FACTORS FOR LA COIPA, 2002
        ------------------------------------------------------------------------
                       TONNES              AG (G/T)             AU (G/T)
        ========================================================================
        F1              1.244               0.978                0.975
        F2              1.000               0.857                0.948
        F3              1.244               0.838                0.924
        ------------------------------------------------------------------------


        Reconciliation data indicate that the block model underestimated the ore tonnes by as much as 24% while overestimating the silver grades by 16% and the gold grades by approximately 8%. The monthly tonnage reconciliation is shown in Figure 18-1. AMEC also observed that the silver grades in the block models, blast holes and the mill followed the same trend. The monthly reconciliation graph for silver is included in Figure 18-2. Despite an overall difference of 6%, the gold grades were overestimated for ten months during 2002, as shown in Figure 18-3. Figure 18-3 also shows that the average monthly milled grade did not display the abrupt variations predicted by the model.

        AMEC concluded that variation patterns seen from month to month are greater than normal fluctuations for a silver-gold open-pit mine such as La Coipa. MDO has adopted a new modelling philosophy for the preparation of the year-end mineral resources and reserves estimates (see Section 17.0). AMEC agrees with the steps taken by MDO to better incorporate geologic and structural information in the new long-range models. The geology is well understood, and the models now incorporate the knowledge acquired in the last few years.

        FIGURE 18-1: MONTHLY TONNAGE RECONCILIATION FOR LA COIPA, 2002




                                    [PICTURE]




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        FIGURE 18-2: MONTHLY RECONCILIATION DATA FOR AG FOR LA COIPA, 2002 (G/T)





                                    [PICTURE]












        FIGURE 18-3: MONTHLY RECONCILIATION DATA FOR AU FOR LA COIPA, 2002 (G/T)





                                    [PICTURE]









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18.2    ULTIMATE PIT WALL CONFIGURATION

        The ultimate pit designs include 10% gradient haulage ramps with widths (including safety berm) ranging from 24 m at upper elevations to single-lane 16 m wide ramps near the bottom of the pits. Inter-ramp and overall slope angles for the current pits are generally based on geotechnical criteria provided in 2002 by Alfredo Rioseco of A. Karzulovic & Associates, based in Santiago. AMEC has reviewed the ultimate pit layouts and notes some differences between the geotechnical criteria and current designs.

        The Coipa Norte pit is being mined in a series of staged pits. The final two stages, including mining to the ultimate pit highwall, are currently in progress. Two wall failures have occurred during mining of internal stage pits. In response, considerable additional geotechnical drilling was undertaken to better identify structure, lithology and rock strength properties. The pit wall layouts were then revised to their current configuration, which involves shallower inter-ramp angles of 44(degree) to 48(degree) for the upper benches and 48(degree) to 57(degree) in the more competent sediments on the lower benches. Overall wall angles, including ramps and wide safety berms, range from 43(degree) on the 430 m high west wall to 41(degree) on the 250 m high east wall.

        To minimize disturbance to the Copia Norte highwalls a pre-shear and buffer blast pattern has been instituted adjacent to the highwall on each bench. The originally proposed triple-bench (30 m between safety berms) layout has been replaced with double-benching (20 m between safety berms). Portions of the northeast wall are single benched. An extensive wall monitoring system has been installed to detect any wall movement.

        The Brecha Norte pit is being mined in two stages, with a double-bench wall configuration and inter-ramp wall angles ranging from 47(degree) to 50(degree). Inter-ramp highwalls range up to 200 m high.

        The Can-Can pit, scheduled to commence in 2005, is designed with triple-benching and 52(degree) inter-ramp wall angles. This is a similar configuration to the successful design of the mined-out Ladera Farellon pit. Inter-ramp highwalls range up to 200 m high. The three ultimate pit designs are shown in Figure 4-3.


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19.0    REQUIREMENTS FOR TECHNICAL REPORTS ON PRODUCTION AND DEVELOPMENT
        PROPERTIES

19.1    MINING OPERATIONS

        The La Coipa mine currently operates two conventional open pits: Copia Norte, which is approximately 970 m long x 800 m wide, and Brecha Norte, which will ultimately reach dimensions of 520 m x 340 m. A third pit, Can-Can, 450 m x 370 m, is scheduled to commence in 2005.

        The current pits are mined on 10 m benches with the final highwall developed in a double-bench configuration. The overall and inter-ramp wall slopes are described in Section 18.0. The bench face angle is typically 70(degree). Safety benches are calculated as the difference between the inter-ramp slope and the face angle. Haulage roads are 24 m wide for two-lane traffic and 16 m wide for single-lane traffic. All roads have been designed for a maximum grade of 10%.

        Major equipment at the mine includes:

        1 Ingersoll Rand DML 171 mm (6.75") blast hole drill
        1 Ingersoll Rand DML-SP 171 mm (6.75") blast hole drill 1 Ingersoll Rand DMM 229 mm (9") blast hole drill
        1 Ingersoll Rand DMM2 229 mm (9") blast hole drill
        1 O&K RH170 hydraulic shovel
        2 Letourneau L1400 front-end loaders
        1 Caterpillar 994 front-end loader
        1 Caterpillar 992C HL front-end loader
        13 Caterpillar 785 haulage trucks
        1 Caterpillar 773 water truck
        2 Caterpillar 16H graders
        1 Caterpillar 834 wheel dozer
        2 Caterpillar D10R tracked dozers
        1 Komatsu 375A tracked dozer.

        The ore from the pit is discharged directly into the primary crusher or placed on a blending stockpile adjacent to the crushing facilities. A front-end loader trams ore from the blending stockpile to the primary crusher. The crushed ore passes to a coarse ore stockpile before being fed to the processing plant.

        Plant tailings are filtered and conveyed 2 km to a disposal area in a gully adjacent to the main access route to the mine. At the tailings site, filtered and compacted tailings are deposited in lifts utilizing a pivoting tripper-belt arrangement.


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        The current production forecast is based on a plant feed rate of 17.3 kt/d, or approximately 6.3 Mt/a, with a head grade that approximates the average reserve grade for the La Coipa deposit. Approximately one-third of the plant feed is rehandled from long-term stockpiles. The total mining rate, including ore, waste and stockpile rehandle, is scheduled at 105 kt/d, for a waste-to-ore strip ratio of 5 to 1. Four staged pits are in progress, including the final stage of the Coipa Norte pit. It is planned to develop this stage rapidly, with 14 benches scheduled to be mined in 2003. Waste is dumped at favourable locations in close proximity to the pits.

        The long-term production forecast is based on maintaining the annual plant feed rate of 6.3 Mt but with a declining waste-to-ore strip ratio. The current long-range forecast envisions that the total La Coipa deposit will be mined out in 2008.

        At present, approximately 445 personnel are directly employed by MDO, the operator of the La Coipa mine. In addition, approximately 150 contractors are employed for blasting services, security and camp catering. Up to 100 other contract employees may be on site, depending on the tasks or projects underway.

19.2    PROCESS METAL RECOVERIES

        Process plant gold and silver recoveries are forecast at approximately 80% and 60%, respectively. This compares to actual average recovery of 82.8% for gold and 63% for silver over the past three years. Silver recovery in particular is quite variable, which is one reason that cutoff grades and gold equivalency are no longer utilized for mine planning purposes. Instead, a cost-benefit function, described in
        Section 17.0, that considers grades, recoveries, lime and cyanide consumption, etc., is applied to distinguish ore from waste. Mineral processing and recovery are covered in more detail in Section 16.0.

19.3    MARKETS

        The dore produced at the mine is shipped to refineries in the U.S. and England, with gold and silver credited to MDO metal accounts. The gold and silver are sold into world markets at spot prices.

19.4    CONTRACTS

        The only significant mining service contract is for explosives. ENAEX has a full-service contract to supply ANFO explosives, heavy ANFO explosives and blasting accessories. Services provided include loading blastholes, connecting detonating cord and detonating the blasts. The contract terms are reasonable compared to other operations.


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        GOLD CORPORATION    LA COIPA MINE, CHILE


        MDO services its own production equipment, and no MARC-type equipment maintenance contracts are in place.

        The 2003 budget assumes that a mining contractor will be required to mine approximately 5.5 Mt of waste rock. To date this has not proven necessary.

        A catering contractor operates the employee camp, which is approximately 10 km southwest of the plant site, adjacent to the mine access road. Mine security services are also contracted out.

        No hedging or forward sales contracts or arrangements are currently in place. Placer Dome receives a nominal annual fee for serving as precious metal sales agent for MDO. MDO advises Placer Dome on the availability of gold and silver for sale. Placer Dome then sells the metal at spot prices on behalf of MDO.

19.5    ENVIRONMENTAL CONSIDERATIONS

        MDO received ISO 14001 certification in July 2002 and has well-organized and comprehensive procedures in place in the event of a safety or environmental incident. The most significant environmental issue at the mine is mercury contamination of the Campamento Aquifer. A processing plant incident in 1995 resulted in mercury-contaminated tailings being discharged at the tailings site. Mercury-contaminated water has been detected in the aquifer since that time. The mercury concentration in the water is adversely affected but the low aquifer flow rates, estimated at 10 L/s to 15 L/s reduce the rate of impact. This compares with 1,500 L/s in the aquifer that serves as the source of water for the mine.

        As a remedial measure, MDO installed a fence of wells to intercept and divert uncontaminated water through a pipeline around the problem area. Other wells were also installed below the tailings area to collect contaminated water, which was then pumped to the process plant for recycling. These measures were not entirely successful, and so a water treatment plant was constructed further downstream in 1999. The aquifer water is intercepted and passed through a resin filter at the treatment plant where mercury is removed. It is not known how long the plant, which is effective in removing mercury contamination, will have to operate after mine closure.

        Mine closure costs are estimated at $13.5 M. This includes costs to demolish and remove plant site buildings, secure the pit area and prevent a safety hazard to the public, and operate the water treatment facility for up to 20 years. Because of the lack of vegetation in the area no major revegetation or resloping activities are currently proposed. Small-scale experimentation with growing plants in the arid climate is currently underway, and further field-testing is planned prior to closure.


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        MDO has recently changed its accounting policy to recognize accrued reclamation costs in its earnings statement and balance sheet. There is no legislation in effect requiring the posting of a reclamation bond.

        MDO received ISO 14001 certification in July 2002 and has well-organized and comprehensive procedures in place in the event of a safety or environmental incident.

19.6    TAXES

        The corporate income tax rate is forecast at 16.5% in 2003 and 17% for subsequent years. Depreciation and amortization of capital costs is allowed as a deduction in the calculation of taxable income. Corporate taxes are estimated at $2.4 M in 2003. An annual fee of $55,000 is also assessed to maintain the mining claims in good standing.

        No royalties are applicable on gold and silver produced from the mine, but an annual preferred dividend of $1.8 M is payable. The joint venture partners receive disbursements from the operation via common dividends from MDO. A 35% withholding tax is applicable on all dividends disbursed to foreign shareholders, less the first category corporate income tax already paid.

19.7    CAPITAL AND OPERATING COST ESTIMATES

        The average operating costs in the long-range forecast are shown in Table 19-1. The costs are expressed in 2003 constant dollars. For comparison purposes 2002 actual costs and 2003 budget costs are shown in Table 19-3.

        TABLE 19-1:  FORECAST OPERATING COSTS (US$/T MILLED)
        -----------------------------------------------------------------------------------------------------
                                                                            YEAR 2003 TO 2008
        =====================================================================================================
        Mining                                                                    3.21
        Processing                                                                4.84
        General and Administrative                                                0.95
        -----------------------------------------------------------------------------------------------------
        TOTAL                                                                     9.00
        -----------------------------------------------------------------------------------------------------


        TABLE 19-2:  YEAR 2002 ACTUAL AND YEAR 2003 BUDGET OPERATING COSTS (US$/T MILLED)
        -----------------------------------------------------------------------------------------------------
                                                    YEAR 2002 ACTUAL                 YEAR 2003 BUDGET
        =====================================================================================================
        Mining                                             4.35                               5.24
        Processing                                         4.80                               4.96
        General and Administrative                         0.99                               1.11
        -----------------------------------------------------------------------------------------------------
        TOTAL                                             10.13                              11.32
        -----------------------------------------------------------------------------------------------------


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        Processing and G&A unit costs in Table 19-1 remain fairly consistent over the remaining six-year mine life and compare well with the 2002 actual and 2003 budget costs shown in Table 19-2. Mining unit operating costs in Table 19-1 are lower than 2002 actual and 2003 budget costs. The long-term mining costs, when expressed in cost per tonne milled, are forecast to decline significantly from current levels due to declining strip ratios beyond 2003. When expressed in terms of cost per tonne of total ore and waste mined, unit mining costs average $0.84/t of ore and waste mined and $0.50/t of stockpile rehandled over the remaining six years. Unit mining costs expressed in these terms are reasonably consistent from year to year and are quire comparable to current costs.

        The unit costs in Tables 19-1 and 19-2 do not include the cost of sales, which totals approximately 3% of the gross sales revenue. This includes expenses related to security, transportation, refining and selling precious metal production.

        Because of the short mine life, no major replacement of production equipment is planned. Major expenditures over the remaining years include:

        o       $0.6 M for sustaining capital

        o       $3.8 M remaining capital lease payments on haulage trucks

        o       $2.9 M for expensed projects (including major overhauls, etc.)

        o       $13.5 M for mine closure and building removal.

        It is estimated that working capital recovery and salvage value at the end of the mine life will approximately offset employee severance payments and decommissioning costs.

19.8    ECONOMIC ANALYSIS

        Assumptions:

        o       Gold price: $300/oz

        o       Silver price: $4.75/oz

        o       Exchange rate: 720 pesos per US$

        o       Inflation: not considered

        o       Real wage increase: not considered.

        MDO staff prepare an annual Strategic Business Plan (SBP) for La Coipa. The current SBP includes after-tax cash flows for the mine, based on the data and assumptions above, and project sensitivity to variable gold and silver prices. Projected cash flows are positive throughout the remaining mine life.


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        The latest SBP precedes the 2002 reserve estimate calculations, and the total mine life production in the SBP differs slightly from the reported proven and probable reserves in Section 17.0 of this report. AMEC reviewed these differences and considers them to be insignificant.

        MDO and joint venture partners Kinross Gold and Placer Dome regard the details of the economic and sensitivity analysis as confidential. AMEC reviewed a draft of the SBP and believes that it is complete, reasonable and meets industry standards.

19.9    PAYBACK

        Currently the La Coipa operating company, MDO, is carrying no operational debt. Existing obligations, such as capital lease payments and forecast expenditures, including closure costs, are scheduled to be funded by operating income. Therefore, payback period is not applicable.

19.10   MINE LIFE

        The proven and probable reserves are sufficient for six years. The mine is scheduled to cease production in 2008 if additional reserves are not found. As described in Section 10.0, there is significant potential for finding more resource/reserve near the present mine site.


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20.0    CONCLUSIONS AND RECOMMENDATIONS

        AMEC draws the following conclusions from its review of the La Coipa mineral resource and reserve statement:

        o The geology of the La Coipa Mine is well understood and has been incorporated in the preparation of the 2002 mineral resource and mineral reserve estimate.

        o The database that forms the basis for the estimate includes over 2,000 drill holes. AMEC's validation exercises found no errors in the data. The database is further supported by a QA/QC program involving standard reference materials and duplicate samples. Over the years the mine staff have reviewed in detail the sampling and assaying procedures as the nature of the ore has changed. The La Coipa mine lab has an extensive monitoring program that operates well within industry standards.

        o Geologically constrained grade block models have been used to estimate the mineral resource and reserve. The methods used are accepted practices. AMEC has performed several validation exercises, including a change-of-support validation for Coipa Norte, and found that the models will provide reasonably accurate predictions of mined tonnage and grade.

        o The profit calculations used in developing an economic block model were found to be correct. The mineral reserves are defined as the material falling within the actual pit design.

        o As part of the mining operations, an extensive wall monitoring system has been implemented to safeguard personnel and equipment. Pit designs and operating practices were modified after two previous failures, but there remains the risk of another failure that could interrupt production and jeopardize pit access.

        o The rapid stage pit development proposed in the 2003 budget mine plan will require close supervision and co-ordination of mining activities.

        o The operating cost estimates for the 2003 budget were found to be reasonable and to have been calculated using sound, industry-accepted practices.

        o The basic assumptions and estimates used for the life-of-mine economic analysis are within market parameters and are valid for an economic forecast.

        o This independent review by AMEC supports the 2002 La Coipa mineral resource and reserve statement.


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21.0    REFERENCES

        Oviedo et al. 1991, General Geology of La Coipa Precious Metal Deposit, Atacama, Chile, Economic Geology, Vol. 86, 1991, pp. 1287-1300.

        Illanes et al., not dated, Geology of the La Coipa gold-silver deposit, Atacama, Chile, MDO.














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                                                                      APPENDIX A

                                                                     CONCESSIONS







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                                                                      APPENDIX B

                                     DH COLLARS FOR COIPA NORTE AND BRECHA NORTE








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                                                                      APPENDIX C

                                                                ASSAY PROCEDURES








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[LOGO] KINROSS              Technical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE










                                                                      APPENDIX D

                                                     VARIOGRAMS AND CORRELOGRAMS










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[LOGO] KINROSS              Technical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE











                                                                      APPENDIX E

                                                             RECONCILIATION DATA











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22 April 2003                      Appendices                        AMEC [LOGO]

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[LOGO] KINROSS              Technical Report
        GOLD CORPORATION    LA COIPA MINE, CHILE











                                                                      APPENDIX F

                                                          SITE VISIT PHOTOGRAPHS













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22 April 2003                      Appendices                        AMEC [LOGO]